Exhibit (d)(3)

EXECUTION VERSION

LIMITED GUARANTY

This LIMITED GUARANTY is dated as of November 23, 2020 (this “Limited Guaranty”) and is by First Reserve Fund XIV, L.P., a Cayman Islands exempted limited partnership (the “Guarantor”), in favor of The Goldfield Corporation, a Delaware corporation (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement (as defined below).

1. Limited Guaranty. To induce the Guaranteed Party to enter into the Merger Agreement, dated as of November 23, 2020 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the FR Utility Services, Inc., a Delaware Corporation (“Parent”), its wholly-owned subsidiary, FR Utility Services Merger Sub, Inc., a Delaware Corporation (“Merger Sub”) and the Guaranteed Party, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the payment by Parent of all amounts owed to the Guaranteed Party in respect of (a) the Parent Termination Fee pursuant to Section 9.4(c)(i) of the Merger Agreement, (b) if applicable, any amounts payable pursuant to Section 9.4(c)(iii) of the Merger Agreement and (c) if applicable, any amounts payable pursuant to Section 6.15(d) of the Merger Agreement, in each case, solely to the extent such amounts owed are determined by a court of competent jurisdiction in a final, non-appealable judgement to be payable by Parent to the Company pursuant to the terms and conditions of the Merger Agreement ((a), (b) and (c), collectively, the “Obligations”); provided, that in no event shall the Guarantor’s aggregate liability under this Limited Guaranty exceed the sum of (x) to the extent payable, the Parent Termination Fee and (y) if applicable, the amounts payable pursuant to Section 6.15(d) and Section 9.4(c)(iii) of the Merger Agreement, which such amounts payable pursuant to Section 6.15(d) and Section 9.4(c)(iii) of the Merger Agreement shall not exceed $1,000,000 (such sum of (x) and (y), the “Cap”). The Guaranteed Party hereby agrees that in no event shall the Guarantor be required to pay to the Guaranteed Party under, in respect of, or in connection with this Limited Guaranty or the Merger Agreement any amounts other than as expressly set forth herein and that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the limitations set forth herein (including the Cap). All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2. Nature of Guaranty. Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement or any agreement or instrument related thereto that may be agreed to by Parent. Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment hereunder is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder as if such payment had not been made.

This Limited Guaranty is an unconditional and continuing guarantee of payment and not of collection, and the Guaranteed Party shall not be required to proceed against Parent first before proceeding against Guarantor hereunder.

3. Changes in Obligations, Certain Waivers. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent; (b) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of the Merger Agreement (other than the Obligations) made in accordance with the terms thereof; (c) the addition, substitution or release of any Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement); (d) any change in the legal existence, structure or ownership of Parent or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent or the Guaranteed Party, whether in connection with the Obligations or otherwise; or (g) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Obligations; provided, however, that notwithstanding the foregoing, the Guarantor shall be fully released and discharged hereunder if the Obligations are satisfied in full. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices required to be made to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium or similar applicable Law now or hereafter in effect or any right to require the marshaling of assets of Parent or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (other than fraud by the Guaranteed Party or its Affiliates or defenses to the payment of the Obligations that are available to Parent under the Merger Agreement, each of the foregoing defenses being retained by the Guarantor).

The Guarantor hereby agrees not to assert any rights that it may now have or hereafter acquire against Parent that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, whether or not such claim, remedy, or right arises in equity or under agreement, contract, statute or common law, including, without limitation, the right to take or receive from Parent, directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim, remedy or right, unless and until all amounts payable by Guarantor under this Limited Guaranty shall have been paid in full in immediately available funds. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all amounts payable under this Limited Guaranty, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be promptly paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to all amounts payable by the Guarantor under this Limited Guaranty.

The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, any Proceeding or bring any other action arising under, or in connection with, the Merger Agreement, the transactions contemplated thereby or the equity commitment letter between the Guarantor and Parent (the “Equity Commitment Letter”), against the Guarantor or any Non-Recourse Party (as defined in Section 9(a) herein), except for Retained Claims (as defined in Section 9(a) herein).

4. No Waiver; Cumulative Rights. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Guaranteed Party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against, Parent prior to proceeding against the Guarantor hereunder. For the avoidance of doubt, and notwithstanding anything to the contrary, the Guaranteed Party hereby expressly acknowledges that the only manner in which the Guaranteed Party or any of its Affiliates can obtain any form of money damages or other remedy against the Guarantor or any of the Non-Recourse Parties is pursuant to the express provisions of this Limited Guaranty.

5. Representations and Warranties. The Guarantor hereby represents and warrants that:

(a) it has all requisite power and authority to execute, deliver and perform this Limited Guaranty and the execution, delivery and performance of this Limited Guaranty have been duly and validly authorized by all necessary limited partnership action, and do not violate or contravene any provision of the Guarantor’s limited partnership agreement or similar organizational documents or any applicable Law binding on the Guarantor or its assets;

(b) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guaranty;

(c) this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to, as to enforcement, (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor (and any permitted assignee pursuant to Section 6 hereof) for so long as this Limited Guaranty shall remain in effect in accordance with Section 8 hereof.

6. No Assignment. This Limited Guaranty may not be assigned by any party (except by operation of applicable Law) without the prior written consent of the other party, except that, without the prior written consent of the Guaranteed Party, the Guarantor may assign its obligations hereunder to any affiliated fund, alternative investment vehicle or other Affiliate of the Guarantor; provided that no such assignment shall relieve the Guarantor of any of its obligations hereunder. Any attempted assignment in violation of this section shall be null and void.

7. Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein), as follows:

if to the Guarantor:

c/o First Reserve XIV Advisors, L.L.C.

290 Harbor Drive

Stamford, CT 06902

Attention: Jeffrey K. Quake

Attention: Michael A. Scardigli

Facsimile: (203) 661-6729

Email: jquake@firstreserve.com

Email: mscardigli@firstreserve.com

with a copy to (which alone shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Michael T. Holick

Facsimile: (212) 455-2502

Email: mholick@stblaw.com

If to the Guaranteed Party, as provided in the Merger Agreement.

8. Continuing Guaranty. This Limited Guaranty may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assigns until all the Obligations payable under this Limited Guaranty have been paid in full. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest to occur of: (i) the Closing, (ii) the date Obligations equal to the Cap have been paid in full, (iii) the date that is three (3) months from the date of termination of the Merger Agreement under circumstances in which Parent would be obligated to pay the Parent Termination Fee pursuant to Section 9.4(c)(i) of the Merger Agreement if the Guaranteed Party has not commenced a Proceeding for payment of the Parent Termination Fee against Parent or the Guarantor under the Merger Agreement and this Limited Guaranty by such three-month anniversary (or if the Guaranteed Party has commenced a Proceeding under the Merger Agreement and this Limited

Guaranty prior to such date, the relevant date shall be the date that such Proceeding is finally settled or otherwise resolved either in a final judicial determination or by agreement of the Guaranteed Party and the Guarantor (or its permitted assignee) and the Obligations finally determined or agreed to be owed by the Guarantor, if any and subject to the Cap, are satisfied in full), (iv) the date that is three (3) months from the date of termination of the Merger Agreement under circumstances in which Parent would be obligated to make payments with respect to any of the Obligations (other than one in which Parent would be obligated to pay the Parent Termination Fee pursuant to Section 9.4(c)(i) of the Merger Agreement) if the Guaranteed Party has not commenced a Proceeding for payment of such Obligations under the Merger Agreement and this Limited Guaranty by such three-month anniversary (or if the Guaranteed Party has commenced a Proceeding under the Merger Agreement and this Limited Guaranty prior to such date, the relevant date shall be the date that such Proceeding is finally settled or otherwise resolved either in a final judicial determination or by agreement of the Guaranteed Party and the Guarantor (or its permitted assignee) and the Obligations finally determined or agreed to be owed by the Guarantor, if any and subject to the Cap, are satisfied in full), and (v) the termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would not be obligated to make payments with respect to any of the Obligations. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its Affiliates or their respective successors and assigns asserts in any Proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or that any other provisions of this Limited Guaranty are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability or remedy against the Guarantor or any Non-Recourse Party with respect to the transactions contemplated by the Merger Agreement other than any Retained Claim then (a) the obligations of the Guarantor under this Limited Guaranty shall terminate ab initio and shall thereupon be null and void, (b) if the Guarantor has previously made any payments under this Limited Guaranty, it shall be entitled to recover such payments from the Guaranteed Party, and (c) neither the Guarantor nor any Non-Recourse Parties (as defined below) shall have any liability to the Guaranteed Party or any of its Affiliates with respect to the Merger Agreement, the Equity Commitment Letter, any other documents executed in connection with the Merger Agreement, the transactions contemplated by the Merger Agreement or under this Limited Guaranty.

9. No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Limited Guaranty or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party covenants, agrees and acknowledges that no Person other than the Guarantor, and any assignee permitted in accordance with Section 6, has any obligations hereunder and that, notwithstanding that the Guarantor or its general partner (or any assignee permitted in accordance with Section 6) is a limited partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any Affiliates of the Guarantor, Parent, or any of their respective past, present or future shareholders, members, partners, managers, directors, officers, employees, Affiliates, agents or representatives or other Parent Related Party of any party to this Agreement (collectively, but not including Guarantor, Parent Merger Sub, and their respective successors and assigns, each a “Non-Recourse Party”), whether by the enforcement of any judgment or assessment or by any legal or equitable Proceeding, or by virtue of any applicable Law, or otherwise, and the Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery that the Guaranteed

Party has in respect of the Merger Agreement or the transactions contemplated thereby are (i) its rights to recover from Parent and Merger Sub under and to the extent provided under the Merger Agreement (“Retained Merger Claims”); (ii) its right to recover from Guarantor (but not any Non-Recourse Party) under this Limited Guaranty and subject to the Cap, and the other limitations described herein (“Retained Guaranty Claims”); (iii) claims to the extent permitted by the last sentence of Section 8 under the Equity Commitment Letter (“Retained ECL Claims”); and (iv) claims under the Confidentiality Agreement solely with respect to the parties thereto (“Retained Confidentiality Claims” and collectively with the Retained Merger Claims, Retained Guaranty Claims and Retained ECL Claims, the “Retained Claims”).

(b) The Guaranteed Party acknowledges and agrees that Parent has no assets other than certain contract rights and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Recourse against (i) the Guarantor with respect to the Retained Guaranty Claims and Retained ECL Claims; (ii) Parent and Merger Sub with respect to the Retained Merger Claims; and (iii) First Reserve XIV Advisors, L.L.C. with respect to the Retained Confidentiality Claims shall be the sole and exclusive remedy of the Guaranteed Party and all of its Affiliates against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent. The Guaranteed Party hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any Proceeding or bring any other claim or action arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby, against the Guarantor or any Non-Recourse Party except for Retained Claims. Nothing set forth in this Limited Guaranty shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person including the Guarantor, except as expressly set forth herein, provided, however, the Non-Recourse Parties are intended third-party beneficiaries of this Section 9.

10. Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Limited Guaranty and any Proceedings arising out of or related hereto (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(b) Each party hereto hereby irrevocably agree (i) that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Limited Guaranty or any of the transactions contemplated hereby shall be brought in the Chancery Court of the State of Delaware and any state appellate court therefrom, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom and (ii) not to commence any such Proceeding in any court except such courts. Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Limited Guaranty or any of the transactions contemplated hereby, or relating to enforcement of any of the terms of this Limited Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Limited Guaranty or the transactions contemplated hereby may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING DIRECTLY OR INDIRECTLY OUT OF OR RELATED TO THIS LIMITED GUARANTY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(C).

11. Counterparts. This Limited Guaranty may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Limited Guaranty shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Limited Guaranty shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Limited Guaranty transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

12. No Third Party Beneficiaries. Except as provided in the last sentence of Section 9(b), the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto and its successors and permitted assigns, in accordance with and subject to the terms of this Limited Guaranty, and this Limited Guaranty is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein.

13. Confidentiality. The existence of this Limited Guaranty and its terms shall be treated as confidential and this letter is being provided to the Guaranteed Party solely in connection with the Merger Agreement. This Limited Guaranty may not be used, circulated, quoted, referred to in any document (other than the Merger Agreement and the Equity Commitment Letter) or otherwise disclosed, except with the written consent of the Guarantor and the Guaranteed Party; provided that no such written consent is required for any disclosure of the existence or terms of this letter to the extent required by Applicable Law, the applicable rules of any national securities exchange or if required in connection with any required filing or notice with any Governmental Authority relating to the transactions contemplated by the Merger Agreement.

14. Miscellaneous.

(a) This Limited Guaranty and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b) Whenever possible, each provision of this Limited Guaranty shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Limited Guaranty is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Limited Guaranty, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, and upon such a holding, the parties shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Cap provided in Section 1 hereof and the provisions of Section 8, Section 9 and this Section 14(b).

(c) The headings of the sections and paragraphs of this Limited Guaranty have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that the language used in this Limited Guaranty shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any Person by reason of such Person having or being deemed to have drafted such provision, or otherwise.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTOR:

FIRST RESERVE FUND XIV, L.P.

By: First Reserve GP XIV, L.P., its general partner

By: First Reserve GP XIV Limited, its general partner

By:	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	Managing Director

Signature Page to Limited Guaranty

GUARANTEED PARTY:

THE GOLDFIELD CORPORATION

By:	/s/ Stephen R. Wherry
Name:	Stephen R. Wherry
Title:	Acting Co-Chief Executive Officer,
Senior Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary

[Signature Page to Limited Guaranty]